UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of AUGUST, 2006.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  August 29, 2006                        /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           President


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                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                     August 29, 2006


   ROCHESTER REPORTS AVERAGE GRADE OF 16.7 GRAMS PER TONNE OF GOLD EQUIVALENT
                      OVER 290 METRES OF DRIFT DEVELOPMENT

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): Mr. Douglas Good, President, is pleased to announce the successful completion of Phase 1 of a plan to prepare the Mina Real Florida Mine for the scheduled mill start-up in November 2006. To date five different vein structures have been identified that outcrop for more than three kilometers within the Mina Real concessions. Development mining is currently taking place on three parallel vein structures known as Florida 1, 2 and 3 which had about 1,500 metres of drift development work completed prior to the commencement of the 2006 work program. This development area comprises an estimated average of about 250 metres of vein structure laterally and an estimated depth of over 250 metres. An intrusion has been identified north-west of the current Florida mine development followed by a continuous outcropping of the Florida vein system for about 1.1 kilometers more to the north-west.

The initial mine development plan for 2006 was to develop the Florida triple vein structure south-east of the intrusion on levels 1140, 1160, 1185 and 1210 which equates to an area averaging over 125 metres vertically and 225 metres laterally (See Exhibit A attached).

PHASE 1 OF THE 2006 WORK PROGRAM was to continue the excavation of Levels 1140, 1160 and 1185 of Florida 3 until the underground drift reached the projected intrusion that intersects the ore horizon on the NW portion of the mineralized structure. To date, the 2006 Work Program has resulted in the excavation of Levels 1185, 1160 and 1140 of Florida 3 in mineralized rock over a length of 457 metres as indicated by channel samples taken approximately every two metres. TO DATE, INDEPENDENT ASSAY RESULTS RECEIVED ON 290 METRES OF THE 457 METRES OF CHANNEL SAMPLES HAVE AVERAGED 12.10 GRAMS/TONNE OF GOLD AND 232.25 GRAMS/TONNE OF SILVER AND A WIDTH OF 1.09 METRES. An additional 263 metres has been developed in waste rock to prepare for ventilation, ore transportation and to cross a fault bringing the total to 720 metres of development mining completed so far in 2006.

Assay results from Level 1185 channel samples produced an average grade of 16.6 grams/tonne of gold and 445 grams/tonne of silver and an average width of 1.08 metres over 80 of the 148 metres developed in mineralized rock. Level 1160, some 25 metres below, was excavated this year for a length of 223 metres in mineralized rock averaging 10.78 grams/tonne of gold and 137 grams/tonne of silver and 1.14 metres in width over the 140 metres independently assayed to date. Level 1140 located approximately 20 metres below Level 1160, has been excavated a total of 86 metres in mineralized rock with assay results received to date on 70 metres averaging 9.6 grams/tonne of gold and 179 grams/tonne of silver and 1.0 metre in width. Management is pleased with the fact that these channel assay results average over 40% higher than the grade of the previously announced 2005 bulk sample of 4,400 tonnes which produced an average mill head grade of 8.3 grams/tonne of gold and 165 grams/tonne of silver. A further 90-100 metres of development mining will be initiated shortly on Level 1140 of Florida 3.

PHASE 2 OF THE 2006 WORK PROGRAM has already commenced and the plan is to duplicate the development work carried out in Levels 1185, 1160 and 1140 of Florida 3 into Florida 2 and 1. A short-hole underground diamond drill program will form part of the Phase 2 exploration development of Florida veins 1 and 2 due to the close proximity of these two parallel vein structures.

Completion of Phase 2 would allow the mine engineers to develop a mining strategy to feed the 200 tonne/day mill from this explored area of Florida 1, 2 and 3. As indicated in earlier reports this segment of the Florida vein system has been tested for continuity and grade at depth. In 2003, drill hole F2-03 intercepted the three Florida veins at about 50 metres below Level 1140. The


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average  length of the drill  intersections  was 2 metres and the grades  ranged from 0.52-12.73 grams/tonne of gold and 93.5-172 grams/tonne of silver. The host rock in this structure appears competent which should result in reasonable mine operating costs and efficient ore extraction.

Dr.  Alfredo  Parra,  the  President  of Mina Real  Mexico  S.A de C.V.,  is the
Company's in-house Qualified Person and QP Member of the Mining and Metallurgical Society of America with special expertise in Mining. Dr. Parra has reviewed the technical information contained herein. Channel samples reported were assayed by a combination of two certified and independent laboratories, ALS Chemex of North Vancouver, BC and SGS of Lakefield, Ontario. Rochester has not conducted an independent feasibility study on the Mina Real project, which may increase the risk that the planned operations are not economically viable. The board has relied on the work of management, an outside consultant and the project management in Mexico, who have extensive experience in similar size projects from the construction and operational perspective.

Rochester's primary strategic objective is to bring the Mina Real Project to production status before the end of 2006. The Florida mine development plan is on schedule and the results to date as indicated above support managements' view that sufficient mineralized feed is available to provide initial support for a 200 tonne/day mill. The material produced from the ongoing excavations is being stockpiled as initial mill feed and is estimated to reach over 6,000 tonnes by early November 2006. Tests will be carried out on this stockpile to determine if screening out some oversize material could increase the grade of the remaining mineralized mill feed. In addition, the channel samples from the drift development completed so far in 2006 indicate there could be some ability to selectively mine higher than average grade during the start-up months of the mill. Construction of a conventional mill with an initial start-up capacity of 200 tonnes/day is on schedule to meet this objective. The mill will have a scaleable design to allow capacity to be increased to at least 300 tonnes/day with minimal additional cost.

Rochester's  longer  term  strategy  is  to  continue  to  acquire   gold/silver
properties located in Mexico with the indicated potential for near-term production in the range of 200-500 tonnes/day and good exploration potential for the generation of a significant resource base. To date, exploration work has identified over 3 kilometers of quartz gold-silver vein structure and approximately two kilometers of development mining has been completed at the Florida mine site of the Mina Real Property. The vein structures appear to have a vertical continuity of over 250 meters, as observed from surface outcrop to the bottom lowermost developed adit of current workings. Based on the results of bulk samples mined to date totaling just under 10,000 tonnes and the grades of the channel samples taken from the 457 metres of development mining reported herein, management believes this strategic property has potential to produce a long-term revenue stream which would set the stage for the acquisition and development of a series of similar size mining and milling operations in the region.


ON BEHALF OF THE BOARD
                                               INVESTOR INFORMATION CONTACT:
/s/ DOUGLAS GOOD
--------------------------------                     Douglas F. Good
Douglas F. Good, President & CEO                   Tel: 1-877-541-6285
                                           Email: info@rochesterresourcesltd.com
                                          Website: www.rochesterresourcesltd.com
FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.


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                        GRAPHIC OMITTED GRAPHIC OMITTED

    Map may be viewed at the Company website: www.rochesterresourcesltd.com

Omitted Graphic is map of development work conducted on Mina Real Florida Mine showing various levels.